UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CHARAH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15957P105

(CUSIP Number)

Mark Spender
Bernhard Capital Partners

400 Convention Street, Suite 1010
Baton Rouge, LA, 70802

(225) 228-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

Julian Seiguer
Kirkland & Ellis LLP
609 Main Street, Suite 4500
Houston, Texas 77002
(713) 836-3600

March 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	15957P105

1	NAMES OF REPORTING PERSONS
Charah Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,926,003

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,926,003

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,926,003(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%(2)

12	TYPE OF REPORTING PERSON (see instructions)
PN

(1) Represents shares of common stock beneficially owned at March 16, 2020.

(2) As of the date of filing, the Reporting Person beneficially owned 2,926,003 shares of common stock, representing 9.9% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No.	15957P105

1	NAMES OF REPORTING PERSONS
Charah Holdings GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,926,003

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,926,003

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,926,003(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%(2)

12	TYPE OF REPORTING PERSON (see instructions)
OO

(1) Represents shares of common stock beneficially owned at March 16, 2020.

(2) As of the date of filing, the Reporting Person beneficially owned 2,926,003 shares of common stock, representing 9.9% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No.	15957P105

1	NAMES OF REPORTING PERSONS
BCP Energy Services Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,252,369

	6	SHARED VOTING POWER
2,926,003(1)

	7	SOLE DISPOSITIVE POWER
5,252,369

	8	SHARED DISPOSITIVE POWER
2,926,003(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,178,372(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
27.6%(3)

12	TYPE OF REPORTING PERSON (see instructions)
PN

(1) BCP Energy Services Fund, LP may be deemed to beneficially own the shares of common stock of the Issuer that are held by Charah Holdings GP LLC and Charah Holdings LP.

(2) Represents shares of common stock beneficially owned at March 16, 2020.

(3) As of the date of filing, the Reporting Person beneficially owned 8,178,372 shares of common stock, representing 27.6% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No.	15957P105

1	NAMES OF REPORTING PERSONS
BCP Energy Services Fund-A, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,277,549

	6	SHARED VOTING POWER
2,926,003(1)

	7	SOLE DISPOSITIVE POWER
7,277,549

	8	SHARED DISPOSITIVE POWER
2,926,003(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,203,552(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
34.4%(3)

12	TYPE OF REPORTING PERSON (see instructions)
PN

(1) BCP Energy Services Fund-A, LP may be deemed to beneficially own the shares of common stock of the Issuer that are held by Charah Holdings GP LLC and Charah Holdings LP.

(2) Represents shares of common stock beneficially owned at March 16, 2020.

(3) As of the date of filing, the Reporting Person beneficially owned 10,203,552 shares of common stock, representing 34.4% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No.	15957P105

1	NAMES OF REPORTING PERSONS
Charah Preferred Stock Aggregator, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,386,282

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
9,386,282

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,386,282 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
33.7%(2)

12	TYPE OF REPORTING PERSON (see instructions)
PN

(1) Represents shares of common stock beneficially owned at March 16, 2020.

(2) As of the date of filing, the Reporting Person beneficially owned 9,386,282 shares of common stock, representing 33.7% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No.	15957P105

1	NAMES OF REPORTING PERSONS
Charah Preferred Stock Aggregator GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,386,282

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
9,386,282

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,386,282 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
33.7%(2)

12	TYPE OF REPORTING PERSON (see instructions)
OO

(1) Represents shares of common stock beneficially owned at March 16, 2020.

(2) As of the date of filing, the Reporting Person beneficially owned 9,386,282 shares of common stock, representing 33.7% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No.	15957P105

1	NAMES OF REPORTING PERSONS
BCP Energy Services Fund GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
24,842,203

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
24,842,203

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,842,203(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
63.7%(2)

12	TYPE OF REPORTING PERSON (see instructions)
PN

(1) Represents shares of common stock beneficially owned at March 16, 2020.

(2) As of the date of filing, the Reporting Person beneficially owned 24,842,203 shares of common stock, representing 63.7% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No.	15957P105

1	NAMES OF REPORTING PERSONS
BCP Energy Services Fund UGP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
24,842,203

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
24,842,203

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,842,203 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
63.7%(2)

12	TYPE OF REPORTING PERSON (see instructions)
OO

(1) Represents shares of common stock beneficially owned at March 16, 2020.

(2) As of the date of filing, the Reporting Person beneficially owned 24,842,203 shares of common stock, representing 63.7% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No.	15957P105

1	NAMES OF REPORTING PERSONS
James M. Bernhard Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
24,842,203

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
24,842,203

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,842,203(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
63.7%(2)

12	TYPE OF REPORTING PERSON (see instructions)
IN

(1) Represents shares of common stock beneficially owned at March 16, 2020.

(2) As of the date of filing, the Reporting Person beneficially owned 24,842,203 shares of common stock, representing 63.7% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No.	15957P105

1	NAMES OF REPORTING PERSONS
Jeffrey Scott Jenkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
24,842,203

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
24,842,203

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,842,203(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
63.7%(2)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represents shares of common stock beneficially owned at March 16, 2020.

(2) As of the date of filing, the Reporting Person beneficially owned 24,842,203 shares of common stock, representing 63.7% of the total number of shares of common stock outstanding.

SCHEDULE 13D

Explanatory Note

In February 2019 the Reporting Person filed a Statement of Beneficial Ownership on Schedule 13G with respect to its beneficial ownership of 51.0% of common stock, par value $0.01 per share (the “Common Stock”) of Charah Solutions, Inc. (the “Issuer”), which securities were received in the Issuer’s initial public offering. On March 16, 2020  the Reporting Person purchased 26,000 shares of the Issuer’s Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”). The Series A Preferred Stock becomes convertible into Common Stock on June 16, 2020, and the Reporting Persons will be deemed to acquire beneficial ownership of the Common Stock underlying the Series A Preferred Stock on the date that is 60 days prior to the date the Series A Preferred Stock is convertible, April 17, 2020 (the “Beneficial Ownership Date”). Following this purchase, on the Beneficial Ownership Date, the Reporting Persons will become the beneficial owners of 63.7% of the outstanding Common Stock when taking into account the Series A Preferred Stock on an as-converted basis, using a conversion price of $2.77. As a result of such additional purchases by the Reporting Persons, the Reporting Persons are converting their beneficial ownership filing on Schedule 13G to a filing on Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D (this “Statement”) relates to the Common Stock of the Issuer. The Issuer has its principal executive offices at 12601 Plantside Dr., Louisville, Kentucky 40299.

Item 2. Identity and Background

(a), (f) This Statement is being filed by the affiliates of Bernhard Capital Partners Management, LP (together with its affiliates, “Bernhard Capital Partners”) which are listed below (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Statement, attached as Exhibit 1 hereto (the “Joint Filing Agreement”):

(i) Charah Holdings LP, a Delaware limited partnership (“Charah Holdings”);

(ii) Charah Holdings GP LLC, a Delaware limited liability company (“Charah Holdings GP”), the General Partner of Charah Holdings;

(iii) BCP Energy Services Fund, LP, a Delaware limited partnership (“BCP Energy Services Fund”);

(iv) BCP Energy Services Fund-A, LP, a Delaware limited partnership (“BCP Energy Services Fund-A”);

(v) Charah Preferred Stock Aggregator, LP, a Delaware limited partnership (“Aggregator LP”);

(vi) Charah Preferred Stock Aggregator GP, LLC, a Delaware limited liability company (“Aggregator GP”), the General Partner of Aggregator LP;

(vii) BCP Energy Services Fund GP, LP, a Delaware limited partnership (“BCP Energy Services Fund GP”), the General Partner of BCP Energy Services Fund, BCP Energy Services Fund-A, and Aggregator GP;

(viii) BCP Energy Services Fund UGP, LLC, a Delaware limited liability company (“BCP Energy Services Fund UGP”), the General Partner of BCP Energy Services Fund GP;

(ix) James M. Bernhard Jr., a manager of BCP Energy Services Fund UGP; and

(x) Jeffrey Scott Jenkins, a manager of BCP Energy Services Fund UGP.

(b) The address of the principal business office of each of the Reporting Persons is 400 Convention Street, Suite 1010, Baton Rouge, LA 70802.

(c) The principal occupation of each of Mr. Bernhard and Mr. Jenkins is serving as an executive of the funds affiliated with Bernhard Capital Partners. The principal business of the other Reporting Persons is direct or indirect investment in financial assets.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Consideration

Pursuant to that certain Series A Preferred Stock Purchase Agreement, dated as of March 5, 2020 (the “Purchase Agreement”), by and among the Issuer and Aggregator LP, the Issuer issued to Aggregator LP 26,000 shares of Series A Preferred Stock on March 16, 2020 in a private placement at a purchase price of $26,000,000 minus an Original Issue Discount Amount (as defined in the Purchase Agreement). The Purchase Agreement is incorporated by reference to the Issuer’s Current Report on Form 8-K filed on March 6, 2020. The source of funds for the acquisition of the Series A Preferred Stock in the private placement was from funds held by Aggregator  LP.

Item 4.Purpose of the Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons have and intend to continue to engage in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects, from time to time.  In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, stockholders or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) The Reporting Persons beneficially own 24,842,203 shares of Common Stock, representing 63.7% of the outstanding shares.

The Series A Preferred Stock is not convertible into Common Stock at the option of the Reporting Persons until 90 days from the date of issuance; however, the Reporting Persons are reporting beneficial ownership of Common

Stock in connection with the Series A Preferred Stock as if the Series A Preferred Stock were convertible on the date of issuance, March 16, 2020. The number of shares of Common Stock beneficially owned in connection with the Series A Preferred Stock is based upon an initial aggregate stated value of $26,000,000 divided by the initial conversion price of $2.77.

The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 29,624,335 shares of Common Stock issued and outstanding as of March 16, 2020, plus  the 9,386,282 shares of Common Stock beneficially owned by the Reporting Persons in connection with the Series A Preferred Stock as of the date hereof.

(b) See items 1 through 10 of the cover pages to this Statement for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Except as discussed herein, the Reporting Persons have not effected any transaction in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person besides the Reporting Persons or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Series A Certificate of Designations

Pursuant to the Certificate of Designations governing the Series A Preferred Stock (the “Series A Certificate of Designations”), each share of Series A Preferred Stock will be issued with an initial Liquidation Preference (as defined in the Series A Certificate of Designations) of $1,000, for a total initial value of $26,000,000 as of the date of issuance. The Series A Preferred Stock will be entitled to a dividend at a rate of 10% per annum of the Liquidation Preference payable in cash on a quarterly basis, or at the election of the Issuer, a dividend at the rate of 13% per annum of the Liquidation Preference payable by accruing such dividend and adding it to the Liquidation Preference. Any increase in the Liquidation Preference will, among other things, increase the number of shares of common stock issuable upon conversion of each share of Series A Preferred Stock. The Series A Preferred Stock will also participate in dividends on the Issuer’s common stock on an as-converted basis.

The Series A Preferred Stock will be convertible at the option of the holders at any time after the three month anniversary of the issuance of Series A Preferred Stock into the amount of shares of common stock per share of Series A Preferred Stock (such rate, the “Conversion Rate”) equal to the quotient of (i) the Liquidation Preference in effect on the conversion date divided by (ii) the Conversion Price, subject to customary anti-dilution adjustments and customary provisions related to partial dividend periods.

At any time following the three year anniversary of issuance of the Series A Preferred Stock, the Issuer may give 30 days’ notice to the holders of the Series A Preferred Stock that it intends to cause the conversion of the Series A Preferred Stock at the Conversion Rate, provided the closing sale price of the common stock equals or exceeds 120% of the Conversion Price for the 20 trading days ending on the date immediately prior to the date of delivery of the Issuer’s notice to convert and subject to certain other customary requirements. Upon delivery of such notice, each holder of the Series A Preferred Stock proposed to be converted will have the option, at its discretion, to have its Series A Preferred Stock converted at the then-applicable Conversion Rate or redeemed in cash at the then-applicable Redemption Price (as defined below).

If the Issuer undergoes certain change of control transactions, the Issuer will be required to immediately make an offer to repurchase all of the then-outstanding shares of Series A Preferred Stock for cash consideration per share equal to the greater of (i) 100% of the Liquidation Preference, plus accrued and unpaid dividends, plus, if applicable for a transaction occurring prior to the third anniversary of the closing, a make-whole premium determined pursuant to a calculation of the present value of the dividends that would have accrued through such anniversary, discounted at a rate equal to the applicable treasury rate plus 0.50% (the “Make-Whole Premium”); provided that if the transaction occurs prior to the first anniversary of the closing, the Make-Whole Premium shall be no greater than $4.0 million and (ii) the closing sale price of the common stock on the date of such redemption multiplied by the number of shares of common stock issuable upon conversion of the outstanding Series A Preferred Stock.

At any time following the three-year anniversary of the issuance of the Series A Preferred Stock, the Issuer may redeem the Series A Preferred Stock, in whole or in part, for an amount in cash equal to the greater of (i) the closing sale price of the common stock on the date the Issuer delivers such notice multiplied by the number of shares of common stock issuable upon conversion of the outstanding Series A Preferred Stock and (ii) (x) if the redemption occurs prior to the fourth anniversary of the date of the closing, 103% of the Liquidation Preference, plus accrued and unpaid dividends, or (y) if the redemption occurs on or after the fourth anniversary of the date of the closing, the Liquidation Preference plus accrued and unpaid dividends (the foregoing clauses (i) or (ii), as applicable, the “Redemption Price”).

At any time following the seven-year anniversary of the issuance, the holders of the Series A Preferred Stock will have the option to require the Issuer to redeem any or all of the then-outstanding shares of Series A Preferred Stock for cash consideration equal to the Liquidation Preference, plus accrued and unpaid dividends.

Board Election Rights

In addition, the Series A Certificate of Designations provides that, from and after the Requisite Approvals Notice Date (as defined therein), the holders of Series A Preferred Stock will be entitled to either (i) appoint one director to the Issuer’s board of directors or (ii) one non-voting observer to the Issuer’s board of directors. Any director or board observer appointed by the holders of the Series A Preferred Stock will have representation on each committee of the board of the Issuer, subject to applicable legal and stock exchange requirements.

The foregoing description of the Series A Certificate of Designations is qualified in its entirety by reference to the full text of the Series A Certificate of Designations, which is attached as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of its initial public offering the (“IPO”) of Common Stock on June 18, 2018, the certain of the Reporting Persons entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer, pursuant to which, among other things and subject to certain restrictions, the Issuer was required to file with the SEC a registration statement under the Securities Act of 1933 registering for resale the shares of Common Stock issued to the Reporting Persons in the IPO and to conduct certain underwritten offerings upon the Reporting Persons’ request. The Registration Rights Agreement also provides the Reporting Persons with customary piggyback registration rights.

Additionally, as a condition to the consummation of the transactions contemplated by the Purchase Agreement, the Issuer and certain of the Reporting Persons amended the Registration Rights Agreement in order to grant Aggregator LP the registration rights applicable to the Reporting Persons party thereto with respect to the Common Stock issuable upon conversion of the Series A Preferred Stock.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached as Exhibit 5 to this Schedule 13D and incorporated herein by reference.

Stockholders’ Agreement

In connection with its IPO, the Issuer entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with certain of the Reporting Persons. Among other things, the Stockholders’ Agreement provides certain of the Reporting Persons with the right to nominate a number of directors to the Issuer’s board of directors (the “Board”) in a proportionate amount to the number of shares of Common Stock that it holds, as follows:

(i) a majority of the directors as long as certain of the Reporting Persons owns at least 50% of the Common Stock;

(ii) at least 40% of the directors as long as certain of the Reporting Person owns at least 40% but less than 50% of the Common Stock;

(iii) at least 30% of the directors as long as certain of the Reporting Person owns at least 30% but less than 40% of the Common Stock;

(iv) at least 20% of the directors as long as certain of the Reporting Person owns at least 20% but less 30% of the Common Stock; and

(v) at least 10% of the directors as long as certain of the Reporting Person owns at least 5% but less than 20% of the Common Stock.

The foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached as Exhibit 7 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed As Exhibits

1	Joint Filing Agreement, dated as of March 26, 2020, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2	Power of Attorney (incorporated herein by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on February 8, 2019).
3

Series A Preferred Stock Purchase Agreement, dated as of March 5, 2020, by and among Charah Solutions, Inc. and the purchasers party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 6, 2020).

4	Series A Preferred Stock Certificate of Designations, dated as of March 5, 2020 (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on March 18, 2020).
5	Registration Rights Agreement, dated as of June 18, 2018 (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 22, 2018).
6	Amendment No. 1 to Registration Rights Agreement, dated as of March 16, 2020 (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 18, 2020).
7	Stockholders Agreement, dated as of June 18, 2018 (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on June 22, 2018).

ANNEX A

The name and principal occupation or employment of the executive officers and directors of BCP Energy Services Fund UGP, LLC as of the date hereof are as set forth below. The business address of each of the below individuals is 400 Convention Street, Suite 1010, Baton Rouge, LA 70802.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted
James M. Bernhard Jr.	Manager of BCP Energy Services Fund UGP, LLC
Jeffrey Scott Jenkins	Manager of BCP Energy Services Fund UGP, LLC
Timothy J. Poche	Chief Financial Officer of BCP Energy Services Fund UGP, LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2020

BCP ENERGY SERVICES UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND GP, LP
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR, LP
By: Charah Preferred Stock Aggregator GP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR GP, LLC By: BCP Energy Services Fund GP, LP, its general partner By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND-A, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH HOLDINGS GP LLC

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

CHARAH HOLDINGS LP
By: Charah Holdings GP LLC, its general partner

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

JAMES M. BERNHARD JR.

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Attorney-in-fact

JEFFERY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins